Exhibit 99.1

Sapiens to Present at the Needham Emerging Technology Conference in New York

Holon, Israel – May 15, 2019 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced that the company will present at the Needham Emerging Technology Conference on May 21, 2019. The event will be held at the Westin Grand Central Hotel, New York, NY.

Roni Giladi, Sapiens’ CFO and Yaffa Cohen-Ifrah, Sapiens’ chief marketing officer and head of corporate communications, will present on Tuesday, May 21 at 1:50 p.m. (EST) and will be available for one-on-one, or group meetings with interested parties throughout the conference.

For more information about the conference, or to schedule a meeting with Sapiens, please contact your Needham representative directly, or send an email to conferences@needhamco.com

About Needham Emerging Technology Conference

The Needham Emerging Technology Conference will feature public companies and mid-to-late stage private companies in the internet & consumer and software & services markets. This high-impact conference will provide investor access to companies who are defining key investment trends in these sectors and allow management teams the opportunity to meet fellow executives from companies reshaping their industries. One-on-one meetings will be available for qualified investors. For more information: www.needhamco.com/conferences.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 450 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com